UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-14549

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Security Bancshares, Inc.

Employee Stock Ownership Plan (With 401(k) Provisions)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.

131 West Front Street

P.O. Box 249

Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

FINANCIAL REPORT

DECEMBER 31, 2004

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-8

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Audit Committee

United Security Bancshares, Inc.

Thomasville, Alabama

We have audited the accompanying statement of net assets available for benefits of the United Security Bancshares,Inc. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2003, was audited by other auditors whose report, dated June 23, 2004, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits as of December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, in accordance with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mauldin & Jenkins, LLC

Birmingham, Alabama

June 2, 2005

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

Assets	2004	2003
Cash	$450	$11,621
Investments, at fair value:
Participant directed:
Common Stock, United Security Bancshares, Inc.	9,644,565	7,222,272
Mutual funds	4,581,818	4,166,789
Other	67,833	143,703

	14,294,216	11,532,764

Nonparticipant directed:
Life insurance contracts, at cash value	32,364	0

Total Investments	14,326,580	11,532,764

Accrued interest and dividends	54,606	44,923

Net assets available for benefits	$14,381,636	$11,589,308

See Notes to Financial Statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

Additions to net assets attributed to:
Company contributions	$479,098
Participant contributions	611,145
Rollovers and transfers	357
Interest and dividend income	220,269
Income from life insurance policies	32,364
Net appreciation in fair value of investments	1,854,792

Total additions	3,198,025

Deductions from net assets attributed to:
Benefit payments to participants	402,449
Life insurance premiums	3,248

Total deductions	405,697

Net increase in net assets available for benefits	2,792,328
Net assets available for benefits at beginning of year	11,589,308

Net assets available for benefits at end of year	$14,381,636

See Notes to Financial Statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) have been prepared in accordance with U.S. generally accepted accounting principles. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below.

Investment Valuation

The Plan’s investments in cash equivalents are stated at fair value, which approximates cost. The shares of mutual funds, pooled bond funds, and common stock are valued at quoted market prices on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

NOTE 2.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of United Security Bancshares, Inc. (collectively, the Company):

United Security Bancshares, Inc. (parent company)

First United Security Bank

Acceptance Loan Company

First Courier Corporation

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

NOTES TO FINANCIAL STATEMENTS

NOTE 2.  DESCRIPTION OF THE PLAN (Continued)

Contributions

Each year, participants may contribute up to a total of 15% of pretax annual compensation, as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit IRAs. The Company may, at its discretion, match 100% of the participants’ pretax deferrals up to a total of 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s match and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. There are no non-participant directed investments within the Plan.

Vesting

Employees are eligible to participate in the Plan on the first day of the month following their initial date of service. Effective January 1, 2003, participants are immediately vested in their contributions, the Company matching contributions and the earnings thereon. Prior to January 1, 2003, participants are immediately vested in their contributions, but are subject to a 6-year vesting schedule in employer contributions.

Forfeitures

Prior to January 1, 2003, Participants who were not credited with at least 1,000 hours of service during the Plan year forfeited any employer contributions received for that Plan year. The forfeitures are used to reduce future employer contributions to the Plan. Effective January 1, 2003, participants are immediately vested in their contributions; therefore, the Plan no longer has forfeitures to reduce future employer contributions to the Plan.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may receive a lump sum amount or a benefit in the form of an annuity equal to the vested value of his or her account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100 percent vested in their contributions.

NOTES TO FINANCIAL STATEMENTS

NOTE 3.  INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2004	2003
Common stock, United Security Bancshares, Inc.	$9,644,565	$7,222,272
American Century 20th Century Ultra Advanced Fund	1,123,643	1,155,390

For the year ended December 31, 2004, the Plan’s investments (including investments bought, sold, transferred as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Common stock, United Security Bancshares, Inc.	$1,528,432
Mutual funds	326,492
Other	(132)

Total	$1,854,792

NOTE 4.  NONPARTICIPANT-DIRECTED INVESTMENTS

Nonparticipant-directed investments consist of life insurance contracts that certain participants have purchased under the terms of the Plan. The life insurance contracts are stated at the current cash surrender value. The participants pay the annual premiums of the insurance policies from their respective participant accounts.

NOTE 5.  TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments are managed by The Trust Company of Sterne, Agee & Leach, Inc. The Trust Company of Sterne, Agee & Leach, Inc. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment brokerage services amounted to $9,997 for the year ended December 31, 2004.

During the year ended December 31, 2004, the Plan purchased 41,772 shares at a cost of $959,531 of United Security Bancshares Inc. Common Stock. There were no sales for the year ended December 31, 2004. During the year ended December 31, 2003, the Plan purchased 3,348 shares at a cost of $150,000 and sold 7,089 shares for $19,228 of United Security Bancshares Inc. Common Stock.

On July 24, 2003, the Plan received shares of United Security Bancshares, Inc., Common Stock as a result of a 2-for-1 stock split declared on June 19, 2003 to shareholders of record at the close of business on June 30, 2003.

The Company pays for all legal, accounting and other services on behalf of the Plan.

NOTES TO FINANCIAL STATEMENTS

NOTE 6.  RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to the Form 5500:

Net assets available for benefits per the financial statements	$14,381,636
Cash to accrual adjustment for accrued interest and dividends	(54,606)

Net assets available for benefits per the Form 5500	$14,327,030

The following is a reconciliation of changes in net assets available for benefits per the financial statements at December 31, 2004 to the Form 5500:

Change in net assets available for benefits per the financial statements	$2,792,328
Timing differences associated with benefit payments	13,348
Adjustment to insurance contract values	(23,374)
Cash to accrual adjustment for accrued interest and dividends	(9,683)
Timing differences associated with investment transactions	(25,613)

Change in net assets available for benefits per the Form 5500	$2,747,006

NOTE 7.  INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated June 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

Supplemental Schedule

UNITED SECURITY BANCSHARES, INC.

Employee Stock Ownership Plan (With 401(k) Provisions)

(Plan Number 001)

(Employer Identification Number 63-0318800)

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	United Security Bancshares, Inc. Common Stock	288,673 shares	**	$9,644,565
	Accessor U.S. Government Money Market Fund	64,768 face amount	**	64,768
	Federated Prime Obligation Fund	735,742 shares	**	735,742
	GNMA Pool 9% due 8/15/2017	2,734 face amount	**	3,065
	Accessor Aggressive Growth Fund	5,623 shares	**	82,991
	Accessor Balanced Allocation Fund	6,802 shares	**	104,540
	Accessor Growth Allocation Fund	7,166 shares	**	108,706
	American Century 20th Century Ultra Fund	38,560 shares	**	1,123,643
	American Century 20th Century International Fund	34,824 shares	**	315,160
	Dreyfus S&P 500 Index Fund	12,357 shares	**	435,821
	Federated Stock Trust	14,714 shares	**	547,087
	Federated Equity Kaufman Fund	59,340 shares	**	318,063
	Federated Capital Appreciation Fund	5,286 shares	**	133,991
	Goldman Sachs Short Duration Fund	25,656 shares	**	251,688
	Accessor Income & Growth Fund	4,030 shares	**	61,940
	Accessor Income Allocation Fund	1,732 shares	**	26,281
	Federated Total Return Bond Fund	31,012 shares	**	336,165
	Life insurance contracts	Life insurance policies	***	32,364

				$14,326,580

*	Party-in-interest

**	Cost not included, funds are participant directed.

***	Investments in life insurance contracts are nonparticipant-directed. The face amount of the policies at December 31, 2004 was $269,008.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED SECURITY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

Date: June 29, 2005	By:	/s/ Larry M. Sellers
Larry M. Sellers
Vice President, Secretary, and Treasurer of United Security Bancshares, Inc., the Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Exhibit Index

Exhibit 23	Consent of Independent Registered Public Accounting Firm